(AMERICAN HOMEPATIENT LETTERHEAD)
October 4, 2005
Ms. Keira Ino
Staff Accountant
Division of Corporation Finance
United States Securities
      and Exchange Commission
100 First Street, NE
Washington, DC 20549

Re:	American HomePatient, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 000-19532
Dear Ms. Ino:
This letter is in response to the questions you posed in our recent phone conversation regarding our August 5, 2005 letter to the Securities and Exchange Commission.
1. Please explain to us why the balances disclosed in Exhibit 1 do not appear to agree to the balances in your financial statements.
In the bottom section of Exhibit 1 to our initial response dated August 5, 2005, there is a column headed “10K Ref. Pg.” which indicates the page in Registrant’s Form 10-K upon which a footnote detailing Accounts Receivable shows the amount of “Patient Receivables” which does agree with the amount on Exhibit 1.
2. We recognize that your analysis for accruing your allowance for doubtful accounts does not rely on payor type. We still feel that this information is useful to an investor in understanding the amounts reported in your balances. Please revise the information in Exhibit 1 to include the aging by payor class.
As we discussed, American HomePatient has made many acquisitions which have resulted in some of its subsidiaries utilizing software which provides less information than the main system used by most of the Company. The Company has made steady progress in moving toward one system but historical data that was not captured contemporaneously (such as aging by payor group) is difficult and often impossible to generate currently. As requested, we have revised Exhibit 1 from our initial response to show aging by payor to the extent possible for fiscal year 2004. In addition, the registrant will begin disclosing accounts receivable aging by payor classification in its 2005 Form 10-K filing.

Ms. Keira Ino
October 4, 2005

3. Please provide to us a discussion in disclosure type format about the pending approval process described in your response. Include how much of these amounts are included in your “open order” amounts.
As far as “Medicaid Pending” receivables, please understand that this is a relatively small amount of our receivables because it only relates to patients who have received our services and who are applying for Medicaid benefits for the first time. Since most of our services are ongoing, such as oxygen treatment for COPD patients, the vast majority of these services for any period are for established patients who have historically received Medicaid benefits. For those who are applying for Medicaid benefits for the first time and for whom those Medicaid benefits are denied, the amount is billed to the individual and is included in the “Billed Revenue” Private Pay category in Exhibit 1 to this response. Since these amounts are small, we have never automated a system to capture them as differentiated from other “Private Pay”.
The amount of Medicaid Pending which is included in the Open Orders category cannot be determined for past periods. In order to demonstrate the magnitude of Medicaid Pending, we have manually accumulated the amount of these orders included in the “Open Order” category as of the end of August. We are able to do this for the current open orders and only by manually reviewing source documents. We did so on a test basis during our August close and estimate that “Medicaid Pending” included in the open order category as of August 31, 2005 is $3,187 and using the same factors at December 31, 2004 would provide an estimate of “Medicaid Pending” in open orders at that time of $2,194. We also used this process to estimate the maximum amount of receivables in the “Private Pay” category of “Billed Receivables” on the attached aging which were previously “Medicaid Pending” That maximum amount is approximately $122,000 but is likely much less than that. Our test would suggest it would be one third of that amount or about $40,000.
Although we strongly believe the amounts of “Medicaid Pending”, which are the only “third party pending” amounts included in accounts receivable, are immaterial to investors and should require no disclosure, we understand that you would prefer a statement that these items are in fact immaterial. The registrant agrees to making such a disclosure, beginning with its 2005 Form 10-K, which states that “third party pending” amounts are not material.
After you have had the opportunity to review this letter, please call me at (615) 221-8548 to confirm that the responses in this letter satisfactorily address your questions or to raise any additional questions or comments you may have.
Sincerely,
/s/ Stephen L. Clanton
Stephen L. Clanton
Executive VP and CFO
Enclosure

American HomePatient, Inc.
Patient Accounts Receivable Aging Summary by Payor
As of December 31, 2004
(In Thousands)
Billed A/R Aging:

									Unapplied
	Total	Current	31-60	61-90	91-120	121-180	181-360	>360	Cash
Managed Care	17,378	7,942	2,897	1,452	993	1,203	2,079	812	—
Medicare	13,989	9,540	1,302	623	591	656	947	330	—
Medicaid	6,544	2,550	1,002	578	388	585	1,252	189	—
Other Payors	5,628	2,318	1,069	549	381	434	701	176	—
Private Pay	4,068	994	621	546	396	257	931	323	—

Billed A/R Aged by Payor	47,607	23,344	6,891	3,748	2,749	3,135	5,910	1,830	—
Other Billed A/R (Note A)	5,933	2,706	839	544	251	389	639	565	—
Unapplied Cash (Note B)	(514)	—	—	—	—	—	—	—	(514)

Total Billed Aging	53,026	26,050	7,730	4,292	3,000	3,524	6,549	2,395	(514)

Unbilled A/R:

					Unapplied
	Total	0-90	91-180	>180	Cash
Managed Care	2,249	1,614	381	254	—
Medicare	5,857	3,706	1,175	976	—
Medicaid	1,382	873	288	221	—
Other Payors	713	510	108	95	—
Private Pay	11	5	3	3	—

Unbilled A/R Aged by Payor	10,212	6,708	1,955	1,549	—
Other Unbilled A/R (Note A)	2,086	1,613	285	188	—

Total Unbilled Aging	12,298	8,321	2,240	1,737	—
Open Orders:

						Unapplied
	Total	0-90	91-180	181-360	>360	Cash
Total Open Orders (Note C)	2,439	2,439	—	—	—	n/a
Total Patient Accounts Receivable (Gross):

			Unbilled &
			Open Orders					Unbilled	Unbilled			Unapplied
	Total	Current	0-90	31-60	61-90	91-120	121-180	91-180	>180	181-360	>360	Cash
Managed Care	19,627	7,942	1,614	2,897	1,452	993	1,203	381	254	2,079	812	—
Medicare	19,846	9,540	3,706	1,302	623	591	656	1,175	976	947	330	—
Medicaid	7,926	2,550	873	1,002	578	388	585	288	221	1,252	189	—
Other Payors	6,341	2,318	510	1,069	549	381	434	108	95	701	176	—
Private Pay	4,079	994	5	621	546	396	257	3	3	931	323	—

A/R Aged by Payor	57,819	23,344	6,708	6,891	3,748	2,749	3,135	1,955	1,549	5,910	1,830	—
Other A/R	10,458	2,706	4,052	839	544	251	389	285	188	639	565	—
Unapplied Cash	(514)	—	—	—	—	—	—	—	—	—	—	(514)

Total Aged A/R	67,763	26,050	10,760	7,730	4,292	3,000	3,524	2,240	1,737	6,549	2,395	(514)
Note A: Primarily represents legacy systems and other billing systems that are unable to provide aging data by payor.
Note B: Aging for Unapplied Cash cannot be determined.
Note C: Aging data by payor is not available for open orders. Revenue related to open orders in excess of 90 days is not accrued.